Filed Pursuant to Rule 424(b)(3)
Registration No. 333-275133

Prospectus Supplement No. 1

(To Prospectus dated April 5, 2024)

VinFast Auto Ltd.

95,273,331 Ordinary Shares

This prospectus supplement amends and supplements the prospectus dated April 5, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-275133). The Prospectus relates to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), of up to 95,273,331 ordinary shares in the capital of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (“we,” “us,” the “Company” or “VinFast”), no par value (“ordinary shares”) that we may, at our discretion, elect to issue to Yorkville from time to time after the date of this prospectus, pursuant to the Standby Equity Subscription Agreement, dated as of October 20, 2023, entered into by and between Yorkville and the Company (the “Yorkville Subscription Agreement”).

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” On April 17, 2024, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $2.72 per ordinary share and $0.4725 per warrant, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 18, 2024

Part I – Unaudited Condensed Consolidated Financial Statements
As of and for the three months ended March 31, 2024

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of March 31, 2024	As of March 31, 2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,095,472	2,959,316	123,289,422
Trade receivables	469,918	526,856	21,949,590
Advances to suppliers	4,752,004	4,338,778	180,759,822
Inventories, net	29,518,771	26,711,521	1,112,840,937
Short-term prepayments and other receivables	8,017,739	8,383,785	349,280,715
Short-term derivative assets	548,010	697,520	29,059,701
Current net investment in sales-type lease	87,552	68,515	2,854,435
Short-term investments	4,105	4,106	171,062
Short-term amounts due from related parties	2,849,679	3,376,097	140,653,127
Total current assets	50,343,250	47,066,494	1,960,858,809

NON-CURRENT ASSETS
Trade receivables	110,312	112,370	4,681,498
Property, plant and equipment, net	78,978,674	80,986,881	3,374,031,621
Intangible assets, net	1,307,186	1,307,720	54,481,523
Investment in associates	1,214,938	1,213,504	50,556,347
Other investments	937,268	937,268	39,047,952
Operating lease right-of-use assets	7,081,509	6,889,380	287,021,622
Long-term derivative assets	66,124	-	-
Long-term prepayments	217,180	214,270	8,926,801
Non-current net investment in sales-type lease	620,665	642,616	26,772,320
Long-term amounts due from related parties	51,073	51,073	2,127,776
Other non-current assets	5,525,364	6,145,020	256,010,499
Total non-current assets	96,110,293	98,500,102	4,103,657,959
TOTAL ASSETS	146,453,543	145,566,596	6,064,516,769

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of March 31, 2024	As of March 31, 2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	42,924,034	47,544,059	1,980,754,864
Convertible debenture	1,190,475	1,222,605	50,935,508
Short-term financial liabilities	18,258,063	19,253,692	802,136,900
Trade payables	11,976,739	7,688,438	320,311,544
Deposits and down-payment from customers	870,626	663,849	27,656,918
Short-term deferred revenue	149,747	146,495	6,103,195
Short-term accruals	11,431,959	10,541,709	439,182,977
Other current liabilities	13,973,704	14,143,625	589,244,053
Current operating lease liabilities	1,524,356	1,540,230	64,168,229
Amounts due to related parties	49,334,224	56,856,137	2,368,709,620
Total current liabilities	151,633,927	159,600,839	6,649,203,808

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	30,170,149	24,766,799	1,031,820,981
Long-term derivative liabilities	137,057	58,048	2,418,364
Other non-current liabilities	2,220,295	2,930,699	122,097,196
Non-current operating lease liabilities	5,330,344	5,171,218	215,440,487
Long-term deferred revenue	1,600,469	1,763,294	73,461,401
Deferred tax liabilities	1,014,658	987,819	41,153,981
Long-term accruals	123,867	179,371	7,472,858
Amounts due to related parties	19,551,353	30,114,664	1,254,620,839
Total non-current liabilities	60,148,192	65,971,912	2,748,486,106

Commitments and contingencies

EQUITY
Ordinary shares – VinFast Auto (2,337,788,498 and 2,337,865,164 shares issued and outstanding as of December 31, 2023 and March 31, 2024 respectively)	9,847,536	9,861,943	410,862,934
Accumulated losses	(190,419,805)	(205,239,009)	(8,550,556,555)
Additional paid-in capital	38,258,500	38,370,811	1,598,583,969
Other comprehensive loss	(385,874)	(348,292)	(14,510,353)
Deficit attributable to equity holders of the parent	(142,699,643)	(157,354,547)	(6,555,620,006)
Non-controlling interests	77,371,067	77,348,392	3,222,446,861
Total deficit	(65,328,576)	(80,006,155)	(3,333,173,145)
TOTAL DEFICIT AND LIABILITIES	146,453,543	145,566,596	6,064,516,769

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	1,529,758	6,492,833	270,500,896
Sales of merchandise	38,269	41,555	1,731,242
Sales of spare parts and components	191,545	288,880	12,035,162
Rendering of services	74,720	215,743	8,988,168
Rental income
Revenue from leasing activities	130,473	225,456	9,392,826
Revenues	1,964,765	7,264,467	302,648,294
Cost of vehicles sold	(4,821,526)	(10,064,701)	(419,310,128)
Cost of merchandise sold	(38,533)	(41,286)	(1,720,035)
Cost of spare parts and components sold	(180,872)	(186,941)	(7,788,235)
Cost of rendering services	(173,466)	(369,312)	(15,386,077)
Cost of leasing activities	(148,305)	(221,710)	(9,236,762)
Cost of sales	(5,362,702)	(10,883,950)	(453,441,237)

Gross loss	(3,397,937)	(3,619,483)	(150,792,943)

Operating expenses
Research and development costs	(5,154,121)	(2,626,801)	(109,436,362)
Selling and distribution costs	(1,277,859)	(1,982,864)	(82,609,007)
Administrative expenses	(1,215,608)	(1,344,055)	(55,995,292)
Net other operating expenses	66,872	(550,441)	(22,932,175)

Operating loss	(10,978,653)	(10,123,644)	(421,765,779)
Finance income	160,395	28,449	1,185,227
Finance costs	(2,864,720)	(4,162,257)	(173,405,699)
Net (loss)/gain on financial instruments at fair value through profit or loss	(671,463)	(609,830)	(25,406,408)
Share of gain/(losses) from equity investees	2,809	(1,434)	(59,743)

Loss before income tax expense	(14,351,632)	(14,868,716)	(619,452,402)
Tax income/(expense)	6,510	26,839	1,118,152

Net loss for the period	(14,345,122)	(14,841,877)	(618,334,250)
Net loss attributable to non-controlling interests	(28,840)	(22,673)	(944,590)

Net loss attributable to controlling interest	(14,316,282)	(14,819,204)	(617,389,660)

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
Net loss for the period	(14,345,122)	(14,841,877)	(618,334,250)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(18,824)	37,580	1,565,638

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	(18,824)	37,580	1,565,638

Total comprehensive loss for the period, net of tax	(14,363,946)	(14,804,297)	(616,768,612)
Net loss attributable to non-controlling interests	(28,840)	(22,673)	(944,590)
Comprehensive loss attributable to controlling interest	(14,335,106)	(14,781,624)	(615,824,022)

Net loss per share attributable to ordinary shareholders	VND	VND	USD
Basic and diluted	(6,224)	(6,339)	(0.26)

Weighted average number of shares used in loss per share computation
Basic and diluted	2,299,999,998	2,337,862,964	2,337,862,964

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the year	(14,345,122)	(14,841,877)	(618,334,250)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	1,170,930	2,009,490	83,718,285
Amortization of intangible assets	56,268	90,080	3,752,864
Impairment of goodwill, assets and changes in fair value of held for sale assets	350,610	36,436	1,517,977
Changes in operating lease right-of-use assets	207,744	294,866	12,284,548
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	3,145,854	2,610,649	108,763,446
Deferred income tax expenses	(6,510)	(26,839)	(1,118,152)
Unrealized foreign exchange (gain)/losses	(87,585)	379,399	15,806,316
Shares of profit/(loss) of associates, joint-ventures	(2,809)	1,434	59,743
Net (gain)/loss on financial instruments at fair value through profit or loss	671,463	609,830	25,406,408
Change in amortized costs of financial instruments measured at amortized cost	797,405	806,554	33,602,216
Share-based compensation expenses	-	47,880	1,994,751
Change in working capital:
Trade receivables, advance to suppliers, net investment in sales-type lease	1,735,994	(1,110,933)	(46,283,090)
Inventories	(6,439,908)	1,093,508	45,557,139
Trade payables, deferred revenues and other payables	(1,628,300)	(4,171,500)	(173,790,776)
Operating lease liabilities	(243,317)	(245,989)	(10,248,261)
Prepayments, other receivables and other assets	(16,408)	7,913	329,667
Net cash flows used in operating activities	(14,633,691)	(12,409,099)	(516,981,169)

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

	For the three months ended March 31,
	2023	2024	2024
	VND million	VND million	USD
	(As adjusted(1))	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets (including deposit paid under construction contracts)	(6,207,073)	(4,807,718)	(200,296,546)
Disbursement of bank deposit	(10,480,000)	-	-
Collection of loans	677,900	-	-
Payment for acquisition of subsidiary (net of cash held by entity being acquired)	(480,804)	-	-
Receipt from government grants	-	509,821	21,239,887
Net cash flows used in investing activities	(16,489,977)	(4,297,897)	(179,056,660)

FINANCING ACTIVITIES
Deemed contribution from owners	-	74,904	3,120,610
Payment for initial public offering costs	-	(10,252)	(427,113)
Proceeds from borrowings, business cooperation contract and convertible debenture	45,127,185	24,627,697	1,026,025,788
Repayment of borrowings	(13,930,673)	(9,190,698)	(382,897,888)
Net cash flows from financing activities	31,196,512	15,501,651	645,821,397

Net increase in cash, cash equivalents and restricted cash	72,844	(1,205,345)	(50,216,431)
Cash, cash equivalents and restricted cash at January 1	4,361,631	4,858,766	202,423,280
Net foreign exchange difference	(14,645)	66,726	2,779,903
Cash, cash equivalents and restricted cash at December 31	4,419,830	3,720,147	154,986,752

Supplement disclosures of non-cash activities
Non-cash property, plant and equipment additions	4,254,079	6,713,519	279,694,996
Establishment of right-of-use assets and lease liabilities at commencement dates and lease modification	2,966,933	102,737	4,280,173

Supplemental Disclosure
Interest paid, net of capitalized interest	1,232,327	2,096,344	87,336,750

(1)	As adjusted to reflect the historical financial statements of VinES acquired on January 19, 2024.

Part II – First Quarter 2024 Financial Results and Business Update

Financial Results for the First Quarter of 2024

Revenues

•	Total revenues were VND7,264,467 million (US$302.6 million) in the first quarter of 2024, representing an increase of 269.7% from the first quarter of 2023 and a decrease of 31.0% from the fourth quarter of 2023. Total revenues are primarily comprised of revenue from EV sales.

•	Vehicle sales were VND6,492,833 million (US$270.5 million) in the first quarter of 2024, representing an increase of 324.4% from the first quarter of 2023 and a decrease of 31.6% from the fourth quarter of 2023. Revenue growth from the first quarter of 2023 was driven by an increase in EVs sale volumes thanks to our growth in both domestic and overseas markets The decrease over the fourth quarter of 2023 was attributed to a decrease in EVs and e-scooters sales volumes due to low season and Lunar New Year in Vietnam.

Cost of Sales and Gross Margin

•	Cost of sales was VND10,883,950 million (US$453.4 million) in the first quarter of 2024, representing an increase of 103.0% from the first quarter of 2023 and a decrease of 27.7% from the fourth quarter of 2023. The increase over the first quarter of 2023 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers in the first quarter of 2024. The decrease over the fourth quarter of 2023 was attributed to a decrease in the cost of EVs and e-scooter sold due to anticipated decrease in sale volumes during low season.

•	Gross loss was VND3,619,483 million (US$150.8 million) in the first quarter of 2024, representing an increase of 6.5% from the first quarter of 2023 and a decrease of 20.1% from the fourth quarter of 2023.

•	Gross margin was negative (49.8%) in the first quarter of 2024, as compared to negative (172.9%) in the first quarter of 2023 and negative (43.0%) in the fourth quarter of 2023. The improvement of gross margin over the first quarter of 2023 was attributed to increased sales and improved costs. Due to low seasonal sales, gross margin in the first quarter of 2024 was lower compared to the fourth quarter of 2023, mostly driven by depreciation.

Operating Expenses

•	Research and development (R&D) costs were VND2,626,801 million (US$109.4million) in the first quarter of 2024, representing a decrease of 49.0% from the first quarter of 2023 and a decrease of 16.2% from the fourth quarter of 2023. The decrease over the first quarter of 2023 and fourth quarter of 2023 is in line with three of our EV models, the VF 5, VF6 and VF7, progressing from the development stage to commercial production in the last four quarters.

•	Selling, general and administrative expenses were VND3,326,919 million (US$138.6 million) in the first quarter of 2024, representing an increase of 33.4% from the first quarter of 2023 and was flat versus the fourth quarter of 2023. The increase over the first quarter of 2023 was primarily attributable to an increase in selling and marketing expenses as a result of our efforts to scale up sales and administrative operations in overseas markets. The increase was partially offset by a decrease in impairment charges for batteries leasing activities.

•	Net other operating expenses were VND550,441 million (US$22.9 million) in the first quarter of 2024, representing an increase in net expenses of 923.1% from the net income of the first quarter of 2023 and a decrease of 47.1% from the net expenses of the fourth quarter of 2023. The increase in net expenses over the first quarter of 2023 was mainly due to an increase in foreign exchange losses. The decrease in net expenses over the fourth quarter of 2023 was mainly due to a decrease in expenses in connection with discontinued projects and was partially offset by an increase in foreign exchange losses.

Loss from Operations

•	Loss from operations was VND10,123,644 million (US$421.8million) in the first quarter of 2024 representing a decrease of 7.8% from the first quarter of 2023 and a decrease of 15.4% from the fourth quarter of 2023.

Net Loss and Net Loss Per Share

•	Net loss on financial instruments at fair value through profit or loss was VND609,830 million (US$25.4 million) in the first quarter of 2024, representing a decrease of 9.2% from net loss of the first quarter of 2023 and a decrease of 41.3% from net loss of the fourth quarter of 2023. The decrease over net loss of the first quarter of 2023 and the fourth quarter of 2023 was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares, convertible debenture, and warrants.

•	Net loss was VND14,841,877 million (US$618.3 million) in the first quarter of 2024, representing an increase of 3.5% from the first quarter of 2023 and a decrease of 12.3% from the fourth quarter of 2023.

•	Net loss attributable to controlling interest was VND14,819,204 million (US$617.4 million) in the first quarter of 2024, representing an increase of 3.5% from the first quarter of 2023 and a decrease of 12.3% from the fourth quarter of 2023.

•	Basic and diluted net loss per ordinary share were both VND6,339.8 (US$0.26) in the first quarter of 2024, compared with VND6,224.5 (US$0.26) in the first quarter of 2023 and VND6,768.8 (US$0.28) in the fourth quarter of 2023.

Balance Sheet

•	Cash and cash equivalents were VND2,959,316 million (US$123.3 million) as of March 31, 2024.

First Quarter 2024 Business Updates

	1Q2024	4Q2023	1Q2023
EV Deliveries[1]	9,689	13,513	1,780
E-scooters Deliveries	6,632	24,309	9,757

•	EV deliveries were 9,689 in the first quarter of 2024, representing a decrease of 28% from the fourth quarter of 2023 and an increase of 444% from the first quarter of 2023.

•	E-scooter deliveries were 6,632 in the first quarter of 2024, representing a decrease of 73% from the fourth quarter of 2023 and a decrease of 32% from the first quarter of 2023.

•	As of March 31, 2024, the Company had 119 showrooms globally for EVs and 235 showrooms and service workshops for e-scooters, including VinFast showrooms and dealer showrooms.

Dealership in the US

•	Since previously announced last quarter, we signed additional agreements with 10 dealers, bringing the total number of dealers signed to 16, spanning across 7 states: Connecticut, Florida, Kansas, Kentucky, New York, North Carolina, and Texas.

•	Sales operations for these newly added dealerships are expected to begin in the second quarter of 2024.

Sales of VinFast Drgnfly

•	After its debut at CES in January 2024, the VinFast DrgnFly electric bikeis set to hit the market in late April with a listed price of $2,599.

•	Customers in the U.S. can now place orders the VinFast DrgnFly through the Company’s extensive dealer network.

New Product Delivery

•	Following its launch in December 2023, the VF 7, VinFast’s C-segment EV model, commenced deliveries to initial customers in Vietnam in late March 2024. The model is expected to be shipped and delivered to other markets in the same year.

•	The first batch of VF 9, VinFast’s E-segment EV model, is set to arrive in the U.S in April and will be ready for deliveries between late quarter two and early quarter three of 2024.

•	The 4-seat mini eSUV, VF 3, is on track for domestic delivery by the end of 2024.

Progress on market expansion

•	In Indonesia, the Company has signed with 5 dealership partners, with the first VinFast store opened on April 2. In addition, we have commenced sales of the right-hand drive configuration of the VF e34, with a starting list price of IDR 315,000,000 (battery-exclusive).

•	In Thailand, at the Bangkok International Motor Show (BIMS), the Company announced signing of Letter of Intent (LOI) with 15 initial dealers.

•	In the Middle East, the Company signed a dealer sales agreement for the distribution of electric vehicles in the Oman market. The inaugural store is anticipated to open in mid-2024, with vehicle sales commencing shortly thereafter.

1 Includes VF e34, VF 5, VF 6, VF 8, VF 9 and e-bus

Establishment of V-Green

•	In March 2024, V-Green, which is 90% owned by Mr. Pham Nhat Vuong (the Founder of VinFast), was established to further the global expansion of charging network that support VinFast’s growth.

•	V-Green will provide EV charging infrastructure and management services to VinFast’s customers and assume responsibility for engaging third-party charging station suppliers to establish and expand networks in key markets around the world.

Related Party Transactions

•	Out of 9,689 EVs delivered in the first quarter of 2024, 56% were to related parties of the Company.

•	Out of the 6,632 e-scooters delivered in the first quarter of 2024, 24% were to related parties of the Company.

Part III – Extension and Redemption of Exchangeable Bonds by Parent Company

On April 12, 2024, our parent company, Vingroup Joint Stock Company (“Vingroup”), reached an agreement with certain institutional investors (the “EB Investors”) to partially redeem and amend its $625.0 million aggregate principal amount of exchangeable bonds (the “Exchangeable Bonds”), which are exchangeable for ordinary shares of VinFast Auto Ltd. (our “Company” or “VinFast”).

Under the terms of a deed of amendment and supplement (the “Extension Deed of Amendment”) between Vingroup and the EB Investors, among other things, Vingroup will redeem 50% of the Exchangeable Bonds held by each EB Investor and the remaining principal will be subject to scheduled partial redemptions. The amendments and partial redemption will take effect upon the satisfaction of various conditions precedent, which is anticipated to occur on or before May 17, 2024. The Exchangeable Bonds are scheduled to mature on May 10, 2027.

Each EB Investor is entitled to exchange its Exchangeable Bonds for VinFast ordinary shares pursuant to, and at a rate of exchange determined by, a deed poll dated April 29, 2022 (as amended and/or supplemented from time to time, the “Deed Poll” and the “Deed Poll Exchange Rights”) between February 29, 2024 to April 13, 2027. In connection with the Extension Deed of Amendment, we entered into a supplemental deed poll on April 12, 2024 (the “Extension Supplemental Deed Poll”), pursuant to which, among other things, the rate of exchange will be reset to 100,000 ordinary shares in our Company for each $1 million of Exchangeable Bonds with effect from the effective date of the Extension Deed of Amendment, subject to further scheduled reset and adjustment upon the occurrence of certain customary events.

This Form 6-K shall be deemed to be incorporated by registration statement on Form S-8 (File No. 333-278251) of the Company (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.